BML Capital Management, LLC	65 E Cedar – Suite 2 Zionsville, IN 46077 info@bmlcapital.com

3/3/15

Board of Directors
Prophase Labs
621 N. Shady Retreat Rd.
Doylestown, PA 18901

Dear Board Members,

BML Capital Management, LLC (BML), is the General Partner of BML Investment Partners L.P. (the fund), which owns 2,322,627 shares of common stock of ProPhase Labs, Inc. (the Company), or 14.6% of shares outstanding. BML, which pursues a concentrated long-term investment strategy, began purchasing shares of the Company in September of 2012, as it believed the shares offered an attractive investment opportunity. I write to you as the Managing Member of BML to voice my concerns regarding several actions taken by the Board of Directors.

I’d first like to acknowledge that the current management and Board took over a difficult situation in 2009 and has since done a nice job of stabilizing the company and then gradually growing revenue back into the $22 to $25 million range. In addition, the Board and company leadership deserve much credit for the successful pursuit of legal actions against prior management and the resulting large amount of shares being returned to the company.

However, I have several concerns which fall into the following areas:

1 - Questionable capital allocation decisions

2 - Highly generous compensation policies that don’t align management’s interest with those of shareholders

3 - Egregious severance agreements that transfer an inordinate amount of value from shareholders to management

4 – A Shareholder Rights Agreement that gives preferential treatment to one shareholder

Capital Allocation

After successfully stabilizing the business and potentially reducing the share count through last year's legal victory, it seems to me the Board had a couple of options:

1-	It could sell the company to a strategic buyer, as PRPH is simply too small and unprofitable to remain an independent publically-traded company in its current form. On the other hand, this business would be extremely profitable for a strategic buyer, as I believe nearly all of today’s corporate expenses would disappear.

2-	It could attempt to expand into new categories and introduce new products that, if successful, would allow the current infrastructure to be leveraged by new revenue streams.

Of course the least risky option would be the first one. There’s been interest in buying the company in the recent past, and I believe there are several others who’d be interested in adding the Cold-EEZE franchise to a larger stable of brands.

BML Capital Management, LLC	65 E Cedar – Suite 2 Zionsville, IN 46077 info@bmlcapital.com

The Board and senior management chose option 2 despite the fact that it carries higher risk and faces several headwinds. Specifically, the company has no brand recognition outside of the cold & cough category, little perceived expertise in dietary supplements, and no profits elsewhere to support what’s likely to be a substantial period of losses. On top of the additional risk and uncertainty this expansion brings, the company did not have the funds or the cash flow to even get this project off the ground.

As a result, shareholders have suffered massive dilution, more than offsetting the benefits of the 3.9 million share retirement. To date, the company has issued 4.7 million shares since December 2012 for total proceeds of roughly $6.8 million. This amounts to approximately 32% of the shares outstanding before the 2012 Equity Line was enacted, sold at an average price of $1.44 per share.

As you know, the company turned down an unsolicited offer from Matrixx Initiatives in 2012 of $1.60 per share, presumably because it undervalued the company. I have a hard time understanding how the Board doesn’t want to sell the entire company at a price of $1.60 per share, or even attempt to negotiate a higher price, but is willing to sell 32% of the company for $1.44 per share to fund a risky expansion into dietary supplements.

While our preference would have been for the Board to have chosen option 1, and we fundamentally disagree with issuing shares at well below their intrinsic value, we don’t presume to know more than you about your new category expansion or the chances of its success. This massive dilution may (I repeat may) work out advantageously for shareholders in the end if the value created by expanding into new categories is greater than the value destroyed by issuing shares at prices materially below intrinsic value, or the price paid by an informed acquirer. As such, BML has been willing to patiently (and passively) wait and see how this long shot strategy plays out.

Generous Compensation policies that don’t align shareholders’ and managements’ interests

The point at which the company hinted it would pursue this risky strategy would have been an excellent time to update senior management's compensation structure to better align it with the risks being born by shareholders. As it stands, total compensation, especially the base salaries, of the two named officers, Ted Karkus and Robert Cuddihy, is extremely high for a company of Prophase’s size. In fact, we’ve had a hard time finding any similar-sized companies in the drug-related products industry or personal products industry that pay its named officers a larger portion of sales than does Prophase Labs.

The chart on the following page shows that CEO compensation at PRPH absorbs more of the top line than any other similar-sized company in this roughly-defined peer group (see appendix for a description of comparable companies). And it wasn’t only last year, and it’s not just the CEO. This has been the case since 2010, the first full year of both named officers’ employment. Over the four-year period ending in 2013, total compensation of the two named officers has totaled about $5.8 million (or 7.4% of sales) while Prophase operating losses totaled over $8 million for the same period. Shareholders have obviously fared very poorly over this period, with shares trading today at less than half the value they enjoyed when current management took over. Of course there were some extenuating circumstances during that time (like QR-333 not becoming an FDA-approved drug) which haven’t helped the stock, but the fact remains that shareholders have lost money while the broader market has more than doubled.

BML Capital Management, LLC	65 E Cedar – Suite 2 Zionsville, IN 46077 info@bmlcapital.com

The current level of total compensation, while still too high, would be more acceptable if it consisted of a lower base salary and a larger bonus opportunity. Importantly, variable comp should be based on some measure of company profits or sales, be defined and disclosed annually by the compensation committee, and approved by all of the independent directors. This structure, which is very standard, would greater align compensation with company performance. I expressed these thoughts last year to Mr. Karkus.

Egregious severance agreements that transfer wealth from shareholders to management

On January 15th, the company released an 8-K filing detailing new employment agreements for Mr. Karkus and Mr. Cuddihy. Not only did the Compensation Committee and Board fail to realign management compensation to a more common salary/bonus structure and appropriate level for an unprofitable company doing only $22 million in revenue, these contracts included two of the most excessive severance packages I have ever seen.

Mr. Karkus’s payout of 2.5 times his base salary upon termination without cause is way out of line with similar packages being offered to CEO’s at other companies. A more typical plan being offered today would pay severance more along the lines of 1 to 1.5 times base salary. In addition, the CEO change-of-control payout of the greater of $2.5 million (that’s 3.7 times his annual base salary) or 299% of his average annual total form W-2 compensation for the last 3 years (which very likely equates to more than 3.7 times his base salary) is even more absurd. To put this in perspective, Mr. Karkus’s severance package currently equates to greater than 10% of the current market capitalization of the entire company!

These egregious severance packages are in direct conflict with maximizing shareholder value in the event of a corporate transaction, as any rational bidder will simply subtract this large expense from the amount it’s willing to pay for the company.

Upon reading the filing, I immediately reached out to Mr. Karkus via email to express my disappointment with the latest employment contracts, the level of total compensation, and especially the structure of the compensation and the severance agreements. I again informed Mr. Karkus that I thought the employment agreements and compensation policies were way out of line with the public company averages and were excessive. Simply put, these are poorly-designed compensation plans and represent questionable corporate governance and oversight by the Board.

BML Capital Management, LLC	65 E Cedar – Suite 2 Zionsville, IN 46077 info@bmlcapital.com

Lastly, I disagree with the company’s Amended and Restated Rights Agreement dated June 18, 2014 that allows Mr. Karkus to purchase up to 20% of shares outstanding while all other shareholders would trip the shareholder rights plan by going over 15%. This again is an example of questionable corporate governance, as "rights" plans are typically designed to protect all shareholders against any one person, group, or entity from gaining control without paying a "control" premium. Why should Mr. Karkus be any different than any other shareholder in this regard?

Prophase Labs is a publically traded company and should be governed as such. I hope the Board will address the concerns outlined above regarding the shareholder dilution, the level and structure of management compensation, severance, and the rights agreement. I am available to discuss and look forward to your response.

Regards,

/s/ Braden M. Leonard

Braden M. Leonard

317-344-2447

BML Capital Management, LLC	65 E Cedar – Suite 2 Zionsville, IN 46077 info@bmlcapital.com

Appendix

Comparison Companies:

Ticker	Company Name	Sector	Industry	Sales (Millions $)	FY end Date	Proxy date	Number of Named Offficers
CAW	CCA Industries, Inc.	Consumer Goods	Personal Products	39	Nov-13	Jun-14	3
CYAN	Cyanotech Corporation	Healthcare	Biotechnology	29	Mar-14	Jul-14	3
DSKX	DS Healthcare Group, Inc.	Consumer Goods	Personal Products	14	Dec-13	Dec-14	2
FTLF	FITLIFE BRANDS INC.	healthcare/consumer goods		20	Dec-13	May-14	2
IFIT	ISATORI INC	Services	Security & Protection Services	11	Dec-13	Aug-14	2
NAII	Natural Alternatives International	Healthcare	Drug Related Products	74	Jun-14	Oct-14	2
PRPH	ProPhase Labs, Inc.	Healthcare	Drug Related Products	25	Dec-13	Apr-14	2
RBCL	RBC LIFE SCIENCES	Healthcare	Drug Related Products	26	Dec-13	Apr-14	3
RELV	Reliv' International, Inc.	Healthcare	Biotechnology	68	Dec-13	Apr-14	3
RIBT	RiceBran Technologies	Consumer Goods	Food - Major Diversified	35	Dec-13	Jul-14	3
SLGD	SCOTTS LIQUID GOLD INC	Consumer Goods	Personal Products	19	Dec-13	Apr-14	3
UG	United-Guardian	Consumer Goods	Personal Products	15	Dec-13	Apr-14	3
GLDC	Golden Enterprises, Inc.	Consumer Goods	Processed & Packaged Goods	136	May-14	Aug-14	4
					Source: Company Reports

Highest-Paid Officer Compensation (comparison list):

Ticker	Highest Paid Officer	Salary ($1000's)	Bonus ($1000's)	Stock Awards ($1000's)	Options ($1000's)	Other ($1000's)	Total ($1000's)	Salary % sales	Total Comp % of sales
CAW	Richard Kornhauser/David Edell	59				758	817	0.2%	2.1%
CYAN	Brent Bailey	320			230	91	641	1.1%	2.2%
DSKX	Daniel Khesin CEO/CFO	170					170	1.2%	1.2%
FTLF	John Wilson	269				16	285	1.4%	1.4%
IFIT	Stephen Adele CEO and Pres	225				8	233	2.1%	2.2%
NAII	Mark A. LeDoux CEO	315		139		52	506	0.4%	0.7%
PRPH	Ted Karkus CEO and Chair	675	100	83	55	45	958	2.7%	3.8%
RBCL	Clinton H Howard CEO and Chair	325				14	339	1.3%	1.3%
RELV	Robert Montgomery CEO & Chair	643	11		9	72	735	0.9%	1.1%
RIBT	W. John Short Pres & CEO	375	426			56	858	1.1%	2.4%
SLGD	Mark Goldstein Chair, Pres, and CEO	342	61			42	445	1.8%	2.3%
UG	Kenneth Globus CEO and Chair	259	114			27	400	1.7%	2.6%
GLDC	Mark McCutcheon Pres, CEO	325	27			147	499	0.2%	0.4%
Average								1.2%	1.8%
							Source: Company Proxies